SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 25, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 25, 2023.

Autonomous City of Buenos Aires, April 25th 2023

To

CNV/BYMA/MAE

Please be advised that the Shareholders’ Meeting held on the date hereof resolved to distribute as dividend to the shareholders in cash and/or in kind, in the latter case valued at market price, the amount of AR$ 75,040,918,149.47, which represents AR$ 117.359 per share, subject to prior authorization from the Banco Central de la República Argentina (“BCRA”), and delegated to the Board the powers to determine the date of the effective availability thereof to the shareholders, currency, kind and other payment terms and conditions of such dividend.

Please be further advised that the above stated amount is subject to a 7% withholding under section 97 of the Income Tax Law as revised in 2019.

Finally, we inform that on March 9, 2023, the BCRA, through its Communique “A” 7719, established that as of April 1st 2023 and up to December 31st 2023, financial entities shall be able to distribute profits of up to 40% of the amount they would have been allowed to distribute under the rules on “Distribution of Income” issued by such entity. We inform that such Communique further provides that financial entities authorized by the BCRA to distribute profits, must do it in 6 monthly equal and consecutive installments.

Therefore, in compliance with the above stated Communique “A” 7719, Banco Macro S.A. shall request the BCRA authorization for the distribution of dividends as approved by the Shareholders’ Meetings mentioned above.

Sincerely,

Jorge Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 25, 2023

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer